October 27, 1995

By fax (305-593-3198)

James M. Herron
Senior Executive Vice President and General Counsel
Ryder System, Inc.
3600 NW 82 Avenue
Miami, FL  33166

Dear Mr. Herron:

     This will clarify my letter of October 18 to you. As I expressed in today's conversation, the Ryder Shareholders Committee and the International Brotherhood of Teamsters will not call for a special meeting of Ryder shareholders on the question of the poison pill, and withdraw the request that a record date be set for the purpose of soliciting shareholders' support for calling a special meeting.

                              Very truly yours,



                              Richard G. McCracken

RGM/rp
cc:  William Patterson

October 27, 1995

By fax (202-942-9544)

Marija Willen, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 5th Street NW   ATTN: Stop 3-11
Washington, DC  20549

     Re:  Ryder Shareholders Committee
          Preliminary Proxy Statement (PRRN14A)
          SEC Accession No.: 0001001047-95-000006 (10/19/95)

Dear Ms. Willen:

     Through the attached exchange of correspondence, the Ryder Shareholders Committee and the International Brotherhood of Teamsters have advised Ryder System, Inc. that they will not call for a special meeting of shareholders on the subject of Ryder's poison pill. The request that the Board of Directors of Ryder set a record date for the purpose of soliciting shareholders' support for calling such a meeting has been withdrawn.

     In light of these circumstances, we hereby withdraw the Preliminary Proxy Statement noted above and ask that it not be subject to your review.

                              Very truly yours,



                              Richard G. McCracken

RGM/rp
enc.
cc:  James M. Herron, Ryder System, Inc.
     William Patterson

October 27, 1995



BY TELECOPIER AND FIRST CLASS MAIL


Marija Willen
SEC Division of Corporation Finance
Securities and Exchange Commission
450 5th Street, N.W., Stop 3-10
Washington, D.C.  20549


RE:  Ryder Shareholders Committee Proxy Statement.


Dear Ms. Willen:

     Our thanks to the staff for its comments. Enclosed please find redlined versions of the "proxy" statement which we believe addresses most of your concerns. Item 19 represents our most serious area of disagreement. Here is the information requested supplementally:

     1.   We have added to the section "Ryder Shareholders
Committee" a statement describing any interest, direct or indirect, of committee members in these proposals.

     2. The first paragraph has been revised and the prior footnote put into the text, so there is no misunderstanding of the precatory nature of the proposals.

     3. We have added an explanatory footnote (#1) explaining the history on the previous proposals.

     4. The Committee's belief is based on talking with dozens of shareholders (last year in connection with Ryder's annual meeting), and at other companies where institutional holders have frequently expressed a general distaste for pills. No scientific poll or study has been done and therefore the remark was preceded with "We believe". We also know of no possible reason for these unusually-high votes against management other than those set forth in our proxy statement. However, we have added a "may" to the sentence.

     5. The data presented provide a longer-term perspective (7 years) than the traditional 5-year data contained in the company's proxy statement pursuant to reg. S-K. The source of our data is the past company proxy statements: specifically, the 1995 Ryder proxy shows its stock performance index dropping from $166 to $141, a 15% decline, using a base year ($100) of 1989. We simply apply this 15% decline to the 1994 Ryder proxy, which uses a base year ($100) of 1988, and concludes with a Ryder valuation in 1993 of $133. We reduce $133 by 15% to yield the 1994 level of $116. The same method is applied to the Dow Jones Transportation 20 Index.

     6. We have added a sentence to the second page of text discussing what a poison pill is, even though you can assume that most Ryder shareholders know this given the vote last year, and those who do not can find the details later in our statement.
We included a disclaimer that a vote against the pill will change the board's mind on capital expenditures or management compensation.

     7. You are correct that "1995" was a typographical error and it has been corrected. Thank you.

     8. We have added a disclaimer taken almost verbatim from the Company's 1994 proxy statement.

     9. Because of the bylaws provisions requiring advance notice of the subject matter of the meeting, any proposals presented must concern the poison pill. We have deleted the discussion of other possible proposals. We have included discussion of (1) costs of redemption and (2) "pros and cons" of a pill.

     10. We have removed all references to "revoking" the pill and replaced them with "redeeming".

     11. We have deleted the discussion of other possible proposals.

     12. Rather than the unnecessary act of incorporation by reference, we have simply referred shareholders to this document so they can quickly get a copy of the plan documents, and referred them to the SEC as well.

     13.  The correspondence is attached.

     14. We were not able to find any Florida law or Company charter provisions that specifically address this issue. However, Florida generally follows the Delaware law of fiduciary duty, which permits companies to reimburse shareholders' solicitation costs on issues of policy (as opposed to directors' contests devoid of policy disputes). See Cary and Eisenberg corporations text, p. 363.

     15. This is based upon informal discussions between IBT staff and its members (hundreds have indicated ownership). We have no access to data on exactly how many own stock nor how much stock they own.

     16. The strike is now over, and the proxy statement amended to so reflect. The current proposals were not prompted by, nor intended to have any effect on, the negotiations or strike.

     17. There can be no proposals concerning labor relations because the bylaws require that the subjects to be addressed at any special meeting be set forth in the initial request for setting of the meeting's record date and set forth in the requests for a special meeting executed by 10% of shareholders. To our knowledge no one else has requested or will request a special meeting to address labor relations proposals. However, to fully address your concerns, we have added a footnote explaining this to shareholders.

     18. The above includes the information concerning the stock return. Poison pill studies are summarized in the IRRC's recent background reports on poison pills (part of its corporate governance series). If you need something else, please let us know.

     19. We respectfully must disagree with your view that it is improper to have cards returned to the IBT. If the company were to make an issue of a requestor's beneficial status, IBT will forward the card to the record owner and request that it make the request on behalf of the beneficial owner. The proxy statement has been revised to indicate that non-record owners can seek to have the record owner execute the card on their behalf. If we were instead to insist that non-record owners forward their cards to the record owners, (1) we would be unable to track the progress of the solicitation and (2) absent our aid, it is unlikely record owners will execute request cards before the time runs out under the bylaws for submission of the necessary 10% showing. We have had much experience in dealing with brokerages and other nominees and they do not promptly grant unusual requests concerning beneficial owners ("it has to go through legal," "computers need reprogramming," etc.).

     We also respectfully disagree with your view that we must include on the card a box for disapproval of the request. This is only required under Rule 14a-4(b)(1) for matters to be voted upon. There is no vote here. If the shareholder does not wish to join the request, he or she simply will not execute the joinder card. If on this point the Staff is relying on any case law, regs, releases or internal SEC documents, please point these out to me (and provide me a copy if unpublished). Thank you.

     Please contact me if you have any further comments or questions.

                              Very truly yours,



                              Andrew J. Kahn

AJK:gs